TOWER ONE WIRELESS CORP.

CERTIFICATE

Section 2.20(c) of National Instrument 54‐101 ("NI 54‐101")

TO: British Columbia Securities Commission

Ontario Securities Commission

RE: Annual General and Special Meeting of the shareholders of Tower One Wireless Corp. (the "Corporation")

to be held on September 9, 2020 (the "Meeting").

In connection with the Meeting, the undersigned, being an officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in a personal capacity, that:

(a) the Corporation has made arrangements to have proxy‐related materials for the Meeting sent in compliance with NI 54‐101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) the Corporation has arranged to have carried out all of the requirements of NI 54‐101 in addition to those described in paragraph (a) above; and

(c) the Corporation is relying upon section 2.20 of NI 54‐101 to abridge the time periods prescribed by sections 2.2(1) and 2.5(1) of NI 54‐101 applicable to the Meeting.

DATED the 13th day of August, 2020.

TOWER ONE WIRELESS CORP.

"Santiago Rossi"
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Santiago Rossi
Chief Financial Officer